[Ameritas Life Insurance Corp. logo]
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                                                                 5900 "O" Street
                                                               Lincoln, NE 68510
                                                                    402-467-1122

August 5, 2010

                                            Via EDGAR and overnight express mail

Alison White, Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549


Re:  Ameritas Life Insurance Corp. and
     Ameritas Variable Separate Account VL, 1940 Act No. 811-21136
     Allocator 2000 Flexible Premium Variable Universal Life Insurance, 1933 Act No. 333-142495
     Correspondence for Post-Effective Amendment No. 1 on Form N-6 Pursuant to Rule 485(a)

Dear Ms. White:

Ameritas Life Insurance Corp. ("Depositor" and "Ameritas Life") and Ameritas Variable Separate Account VL ("Registrant" and "Separate Account") are submitting this Correspondence for the above referenced Amendment to the Registration Statement.

This Correspondence is in response to your telephone message received this morning regarding the letter we filed earlier this week for staff comments received on July 26, 2010. You had two follow-up comments.

     A. Item 7 in the August 3rd Correspondence letter discussed the comment that state premium taxes are not reflected in the table on page 7 of the Allocator 2000 prospectus. You requested we confirm that premium taxes are not paid out of the premium expense charge. Our earlier response discussed that the premium expense charge for this product does partially offset premium taxes; also, in the PREMIUM EXPENSE CHARGE portion of the EXPENSES chart, we added a cross-reference to the CHARGES EXPLAINED section of the prospectus.

          Your follow-up comment on this Item is that we need to put the range of state premium taxes in the fee table itself, in a note to the table, or in the preamble.

          Response: We expanded the parenthetical used in the PREMIUM EXPENSE CHARGE section of the EXPENSES chart to read "(This charge partially offsets state and local taxes. State premium tax rates range from 0.5% to 3.5% of premium paid. See the CHARGES EXPLAINED section for more information.)."

     B. The second comment you offered this morning was about our use of the "acceleration" version of the Tandy representation. We agree; that version of the Tandy representation is not correct for the current filings for this product.

          Response: This letter includes standard Tandy text.

We acknowledge that:
     - the Separate Account is responsible for the adequacy and accuracy of the disclosure in the filings;
     - staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
     - the Separate Account may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning this filing, please telephone me at 402-467-7894, or our lead securities attorney, Ann Diers, at 402-467-7847.

Sincerely,

/s/  Sally R. Bredensteiner

Sally R. Bredensteiner
Assistant Counsel